April 5, 2019

Shanglue Xiao
Chairman of the Board of Directors and Chief Executive Officer
Yunji Inc.
15/F, South Building, Hipark Phase 2, Xiaoshan District
Hangzhou 310000
Zhejiang Province
Peoples Republic of China

       Re: Yunji Inc.
           Registration Statement on Form F-1
           Filed March 21, 2019
           File No. 333-230424

Dear Mr. Xiao:

       We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form F-1 filed March 21, 2019

Risk Factors
ADSs holders may not be entitled to a jury trial with respect to claims arising under the deposit agreement..., page 59

1. We note your revised disclosure in response to comment 5. Please remove the reference to
       "substantive" provisions of the U.S. federal securities laws in the last sentence of this risk factor disclosure.
 Shanglue Xiao
FirstName LastNameShanglue Xiao
Yunji Inc.
Comapany NameYunji Inc.
April 5, 2019
Page 5,
April 2 2019 Page 2
FirstName LastName
Capitalization, page 68

2. Please provide us with your calculation of "Total mezzanine equity and shareholders'
         deficit/equity" for the actual and pro forma columns in your capitalization table. It appears this amount should be $116,877.
Dilution, page 70

3. Please provide us with your calculation of net tangible book value as of December 31,
         2018 totaling US$106.4 million.
Jurisdiction and Arbitration, page 180

4. We note your response to comment 6 that the "arbitration provision in the deposit agreement applies to all claims arising out of or relating to the Company's shares, the
         ADSs or the deposit agreement including any claims under the U.S. federal securities law." Please add a risk factor addressing the impact of your arbitration provision on investors. In doing so, disclose (i) that your ADS holders will not be deemed to have waived your or your depositary's compliance with U.S. federal securities laws and the rules and relation thereunder; and (ii) the basis for your belief that the provision is enforceable under federal law and the law of the State of New York. Exhibits

5. In Exhibit 99.2, please have counsel revise paragraph (viii) of the "Qualifications"
         section. This appears to assume away counsel s responsibility in forming the opinion.
         Note that counsel may not include any overly broad assumptions in the opinion. Also, please revise the opinion contained in paragraph (ii) to reflect that the statements made with respect to PRC tax laws and regulations or interpretations constitute counsel's opinion. See Sections II.B.3.a and III.C.2. of Staff Legal Bulletin No. 19.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 Shanglue Xiao
Yunji Inc.
April 5, 2019
Page 3

       You may contact Myra Moosariparambil at 202-551-3796 or Jennifer Thompson at 202-
551-3737 if you have questions regarding comments on the financial statements and related matters. Please contact Jennifer Lopez-Molina at 202-551-3792 or Mara Ransom at 202-551-
3264 with any other questions.



FirstName LastNameShanglue Xiao                        Sincerely,
Comapany NameYunji Inc.
                                                       Division of Corporation
Finance
April 5, 2019 Page 3                                   Office of Consumer
Products
FirstName LastName